Exhibit 99.1

Sinovac to Present at the 2008 UBS Global Life Sciences Conference
Wednesday September 17, 8:00 am ET

BEIJING, Sept. 17 /Xinhua-PRNewswire/ -- Sinovac Biotech Ltd. (Amex: SVA - News), a vaccine-focused biotech company in China, announced today that Mr. Weidong Yin, Chairman, president & CEO, will present at 2008 UBS Global Life Sciences Conference, at Grant Hyatt Beijing Hotel in New York City. The Presentation is scheduled for Tuesday, September 23, 2008 at 12:00 PM.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's commercialized vaccines include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), Anflu® (influenza) and Panflu(TM) (H5N1). Sinovac is currently developing Universal Pandemic Influenza vaccine and Japanese encephalitis vaccine. Additional information about Sinovac is available on its website, http://www.sinovac.com .. To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

    For more information, please contact:

     Helen G. Yang
     Sinovac Biotech Ltd.
     Tel:   +86-10-8289-0088 x871
     Fax:   +86-10-6296-6910
     Email: info@sinovac.com

     Investors/Media:
     Stephanie Carrington / Janine McCargo
     The Ruth Group
     Tel:   +1-646-536-7017/7033
     Email: scarrington@theruthgroup.com / jmccargo@theruthgroup.com